FOR IMMEDIATE RELEASE:	July 2, 2013	PR 13-16

Atna’s Briggs Mine Reports Near Record Gold Ounces Mined

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to announce that its Briggs Mine in Inyo County, California, mined over 5,700 ounces of contained gold in the month of June, the highest monthly total since September of 2010. This production is attributable to relatively high grade and strong ore availability from the Goldtooth South pit. Over the last six months Atna has invested in removing waste to access the underlying ore zone in the Goldtooth South pit. Over 5,100 ounces of gold was crushed and placed on the leach pad in June and the mine finished the month with a substantial stockpile of ore in front of the crusher.

“The Goldtooth South pit is performing well above expected levels and is providing a strong supply of ore at higher than average grades. Gold production is increasing with the increase in ounces placed on the leach pad. The Company expects Briggs gold production to fall within the range of its guidance of 35,000 to 43,000 ounces of gold for the year”, states James Hesketh, President & CEO.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Briggs Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com